

13030954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Convergent Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 1100
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Stegawski (800) 750-9860 x101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Exemption Claimed Pursuant to 17 CFR 240.17a-5(e)
(Name – *if individual, state last, first, middle name*)

N/A
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Stegawski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Convergent Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A.



Signature

Chief Financial Officer

Title



Notary Public


NOTARY PUBLIC
STATE OF FLORIDA

Jairo Gutierrez
Notary Public
State of Florida
My Commission Expires 10/19/2015
Commission No. EE 139574
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONVERGENT SECURITIES, LLC

(SEC File No. 8-68447)

Financial Statements

For the Years Ended December 31, 2012 and 2011
(a Development Stage Company)

CONVERGENT SECURITIES, LLC
(SEC File No. 8-68447)

For the Years Ended December 31, 2012 and 2011

Table of Contents

Financial Statements:

Supplementary Information:

CONVERGENT SECURITIES, LLC
(SEC File No. 8-68447)

For the Years Ended December 31, 2012 and 2011

Statement of Financial Condition

	December 31, 2012	December 31, 2011
Assets		
Current Assets		
Cash	$14,766	$12,717
Prepaid Expenses	90	-
Other Current Assets	815	722
Total Current Assets	$15,671	$13,439
Total Other Assets	288	-
Total Assets	$15,959	$13,439
Members' Equity		
Members' Equity		
Members' Equity	$33,000	$28,000
Deficit Accumulated during the Development Stage	(14,561)	(7,551)
Net Income	(2,480)	(7,010)
Total Members' Equity	$15,959	$13,439

CONVERGENT SECURITIES, LLC
(SEC File No. 8-68447)

For the Years Ended December 31, 2012 and 2011

Statement of Operations

		Years Ended December 31,		From October 2, 2009 (Inception) to December 31,
		2012	2011	2012
Income				
	Services Income	$7,080	-	$7,080
Total Income		$7,080	-	$7,080
Expenses				
	Advertising and Promotion	$799	-	$799
	Bank Service Charges	-	-	43
	Computer and Internet	1,056	$100	1,155
	Continuing Education	-	145	145
	Insurance Expense	729	364	1,439
	Miscellaneous Expense	10	-	10
	Postage and Delivery	6		6
	Printing and Reproduction	101	-	101
	Professional Fees	4,000	4,500	9,500
	Recruiting Expense	-	410	460
	Regulatory Fees and Expenses	1,849	1,412	9,373
	Rent Expense	779	-	779
	Telephone Expense	231	80	311
Total Expenses		$9,560	$7,010	$24,121
Net Income		($2,480)	($7,010)	($17,041)

CONVERGENT SECURITIES, LLC
(SEC File No. 8-68447)

For the Years Ended December 31, 2012 and 2011

Statement of Changes in Members' Equity

Capital Contribution	$4,443
Net Loss – 2009	(4,053)
Balance – December 31, 2009	$390
Capital Contribution	11,557
Net Loss – 2010	(3,498)
Balance – December 31, 2010	$8,449
Capital Contribution	12,000
Net Loss – 2011	(7,010)
Balance – December 31, 2011	$13,439
Capital Contribution	5,000
Net Loss – 2012	(2,480)
Balance – December 31, 2012	$15,959

CONVERGENT SECURITIES, LLC
(SEC File No. 8-68447)

For the Years Ended December 31, 2012 and 2011

Statement of Cash Flows

	Years Ended December 31, 2012	2011	From October 2, 2009 (Inception) to December 31, 2012
Cash Flows from Operating Activities			
Net Loss	($2,480)	($7,010)	($17,041)
Changes in Operating Assets and Liabilities	(93)	266	(815)
(Increase) / Decrease in Prepaid Expenses	(90)	-	(90)
Net Cash Used by Operating Activities	($2,663)	($6,745)	($17,946)
Cash Flows from Investing Activities			
Security Deposits	($288)	-	($288)
Net Cash Used by Investing Activities	($288)	-	($288)
Cash Flows from Financing Activities			
Contributed Capital	$5,000	$12,000	$33,000
Net Cash Provided by Financing Activities	$5,000	$12,000	$33,000
Net Increase in Cash	$2,049	$5,255	$14,766
Cash – Beginning of Period	12,717	7,462	-
Cash – End of Period	$14,766	$12,717	$14,766

CONVERGENT SECURITIES, LLC
(SEC File No. 8-68447)

For the Years Ended December 31, 2012 and 2011

Notes to Financial Statements

1. Nature of Operations

Convergent Securities, LLC ("**Convergent Securities**" or the "**Company**"), is a Georgia Limited Liability Company registered with the United States Securities and Exchange Commission ("**SEC**") and is a member of the Financial Industry Regulatory Authority ("**FINRA**"). The broker-dealer is registered to conduct business in the private placement of securities and merger and acquisition advisory activities. Although the products the Company sells would not qualify and the Company does not hold customer accounts, Convergent Securities is a member of the Securities Investor Protection Corporation or "**SIPC**."

During the 2012 reporting period, the Company entered into a joint venture agreement with registered securities broker-dealer Variable Investment Advisors, Inc. ("**VIA**") of Sioux Falls, SD. The joint venture is formed for the purpose of the development and management of an alternative trading system for the automated transaction processing of restricted and control securities. VIA currently operates the Variable Investment Advisors, Inc. Alternative Trading System under the domain name of www.agstocktrade.com and the proposed joint venture, which is currently awaiting regulatory approval, would conduct business under the domain of www.liquiditymaker.com

2. Development Stage

The Company's financial statements are presented as those of a development stage enterprise. Activities during the development stage primarily include further implementation of the business plan and capital contributions from its members. The Company's planned principal operations have commenced, but there has not been significant revenue therefrom. The Company's operations may be subject to significant risk and uncertainties including financial, operational, technological, regulatory and other risks associated with a development stage company, including the potential risk of business failure.

3. Net Capital Computation

The Company is subject to the net capital requirements specified in Exchange Act Rule 15c3-1. The computation of minimum net capital is the result of the highest of (i) the minimum dollar net capital requirement, (ii) the net capital requirement calculated based upon aggregate indebtedness, or (iii) upon election, an alternative standard. As the Company has no aggregate indebtedness, it is subject to the five thousand dollar ($5,000) minimum net capital requirement of 15c3-1(a)(2)(vi) as it is a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs (a)(2) (i) through (v) of Rule 15c3-1.

4. Exemption from the Customer Protection Rule

Exchange Act Rule 15c3-3, the Customer Protection Rule, is generally not applicable to Convergent Securities, LLC as the Company qualifies for an exemption afforded by Exchange Act Rule 15c3-3(k).

5. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company recognizes revenue from professional services in accordance with the terms of its agreements and as such revenue is earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Accordingly, the actual results could differ significantly from estimates.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not made a provision for federal or state income taxes and, as of December 31, 2012, the Company did not believe it had any uncertain tax positions.

6. Related Party Transactions

Since inception, the Company has received capital contributions as follows: 2009 - $4,443, 2010 - $11,557, 2011 - $12,000, and 2012 - $5,000. The Company further received a capital contribution in the amount of $7,500 on January 26, 2012, but, due to dispute on the recognition of the contribution for net capital purposes and by agreement entered into with FINRA, the contribution was reversed and/or withdrawn on December 21, 2012. No further action is

required on the Company's part with respect to the reversal of the capital contribution.

All outstanding membership interests of Convergent Securities are currently held by Stegawski IRA, LLC, a Georgia limited liability company, and under the control of Michael Stegawski. However, by agreement dated as of October 11, 2010, one-half of the membership interests of the Company were transferred from Conrad Stegawski and to Stegawski IRA, LLC for the payment of ten dollars ($10.00) and other good and valuable consideration. By the terms of the agreement, the membership interests may be repurchased upon the payment of ten dollars ($10.00) and Conrad Stegawski having passed the relevant qualification as a General Securities Principal and having become so registered with the Company. The option to reacquire the membership interests remains unexercised.

For 2011 and 2010, the Company had not recognized various expenses as a result of an expense assumption agreement entered into with a related party. The expense assumption agreement provided for recognition of a pro-rata allocation of the expenses based upon revenues earned between the Company and this related party. However, in or about June of 2012, the expense assumption agreement had been terminated in its entirety.

7. Subsequent Events

The Company evaluated subsequent events between the balance sheet date of December 31, 2012 and February 22, 2013, the date the financial statements were available to be issued. There were no recognized events or transactions occurring during the period requiring recognition or disclosure.

CONVERGENT SECURITIES, LLC
(SEC File No. 8-68447)

For the Years Ended December 31, 2012 and 2011

Schedule I - Computation of Net Capital Requirement Pursuant to Exchange Act Rule 15c3-1

	December 31, 2012	December 31, 2011
Computation of Net Capital		
Total Ownership Equity from Statement of Financial Condition	$15,959	$13,439
Deduct Ownership Equity not Allowable for Net Capital	-	-
Add Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Other (Deductions) or Allowable Credits	-	-
Total Capital and Allowable Subordinated Liabilities	$15,959	$13,439
Deduct Non-Allowable Assets from Statement of Financial Condition	(1,193)	(722)
Deduct Secured Demand Note Deficiency	-	-
Deduct Commodity Futures and/or Contracts and Spot Commodities – Proprietary Capital Charges	-	-
Other Deductions and/or Charges	-	-
Net Capital before Haircuts on Securities Positions	$14,766	$12,717
Haircuts on Securities Positions Pursuant to 15c3-1(f)	-	-
Net Capital	$14,766	$12,717
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	-	-
Minimum Dollar Net Capital Requirement	$5,000	$5,000
Excess Net Capital	$9,766	$7,717
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness from Statement of Financial Condition	-	-
Add Drafts for Immediate Credit	-	-
Add Market Value of Securities Borrowed for which no Equivalent Value is Paid or Credited	-	-
Other Unrecorded Amounts	-	-
Total Aggregate Indebtedness	-	-
Percentage of Aggregate Indebtedness to Net Capital	-	-
Percentage of Debt to Debt-Equity Total Computed in Accordance with 15c3-1(d)	-	-
Computation of Alternate Net Capital Requirement		
2% of Combined Aggregate Debit Items as Shown in Formula for Reserve Requirements pursuant to 15c3-1	-	-
Minimum Dollar Net Capital Requirement	$5,000	$5,000
Excess Net Capital	$9,766	$7,717